Exhibit 12.1

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$220.2	$851.2	$823.9	$906.3	$877.0	$865.0
Interest expense	87.8	367.3	396.9	448.3	513.7	603.7
Interest component of rent	4.1	15.9	15.3	16.6	17.2	20.0
Capitalized interest	(0.8)	(7.3)	(8.4)	(8.1)	(6.3)	(7.8)

Total earnings for ratio	311.3	1,227.1	1,227.7	1,363.1	1,401.6	1,480.9

Fixed charges:
Interest expense	87.8	367.3	396.9	448.3	513.7	603.7
Interest component of rent	4.1	15.9	15.3	16.6	17.2	20.0

Total interest for ratio	91.9	383.2	412.2	464.9	530.9	623.7

Earnings to fixed charges	3.4	3.2	3.0	2.9	2.6	2.4